UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 31, 2004
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
NEWS RELEASES

The following documents are being submitted herewith:

•	Press Release dated June 1, 2004.

•	Press Release dated July 8, 2004.

•	Press Release dated July 15, 2004.

•	Press Release dated July 20, 2004.

•	Press Release dated July 21, 2004.

•	Press Release dated August 10, 2004.

•	Press Release dated August 17, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: August 31, 2004	By:	/s/ “Blaine G. Melnyk”
Blaine G. Melnyk
Corporate Secretary & Associate General Counsel

NEWS RELEASE

Enbridge announces quarterly interest distributions for Preferred Securities

CALGARY, Alberta, June 1, 2004 — Enbridge Inc. today announced the following quarterly interest distributions on its Preferred Securities, Series B, Series C, and Series D.

A quarterly interest distribution of $0.475 per security will be paid on the company’s 7.60% Preferred Securities, Series B, on June 30, 2004, to holders of record at the close of business on June 15, 2004.

A quarterly interest distribution of $0.50 per security will be paid on the company’s 8.00% Preferred Securities, Series C, on June 30, 2004, to holders of record at the close of business on June 15, 2004.

A quarterly interest distribution of $0.4875 per security will be paid on the company’s 7.80% Preferred Securities, Series D, on June 30, 2004, to holders of record at the close of business on June 15, 2004.

Enbridge Inc. is a publicly traded Canadian company and a leader in energy transportation and distribution in North America and internationally. The company operates, in Canada and the U.S., the world’s longest crude oil and liquids pipeline system. It also owns and operates Canada’s largest natural gas distribution company and delivers gas to approximately 1.7 million customers in Ontario, Quebec, New Brunswick and New York State.

Enbridge contacts: Media Jim Rennie (403) 231-3931 E-mail: jim.rennie@enbridge.com	Investment community Colin Gruending (403) 231-5919 E-mail: colin.gruending@enbridge.com

Visit the Enbridge web site at www.enbridge.com

NEWS RELEASE

Enbridge Inc. Will Webcast 2004 Second Quarter Earnings Release Conference Call

CALGARY, Alberta, July 8, 2004 — Enbridge Inc. will host a webcast conference call to discuss its second quarter results as follows:

Event:	Enbridge Inc. 2004 Second Quarter Conference Call

Date:	July 29, 2004

Time:	4:15 p.m. EDT / 2:15 p.m. MDT

Within North America, the toll-free call in number is 1-800-387-6216. To listen to the live webcast, interested parties may access the call as follows: go to http://www.enbridge.com/investor and follow the conference call registration link under Investor News. A replay of the call will be available on the Enbridge website approximately two hours after conclusion of the live event at toll-free 1-800-408-3053. The access code is 3079947. Interested parties outside North America can call in to (country code)-800-7664-7664 or (416) 405-9328.

The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected.

Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.

For further information, contact:

Enbridge Investor Relations
403-231-5957 / 1-800-481-2804

Investor Web Site
www.enbridge.com/investor

NEWS RELEASE

Enbridge Inc. Announces Change to Start Time for Webcast of 2004 Second Quarter Earnings Release Conference Call

CALGARY, Alberta, July 15, 2004 — Further to Enbridge Inc.’s announcement of July 8, 2004, that it will host a webcast conference call to discuss its second quarter results on July 29, the Company announces a change to the start time. The call will now begin at 3:00 p.m. EDT (1:00 p.m. MDT), not 4:15 p.m. EDT (2:15 p.m. MDT) as previously announced.

Within North America, the toll-free call in number is 1-800-387-6216. To listen to the live webcast, interested parties may access the call as follows: go to http://www.enbridge.com/investor and follow the conference call registration link under Investor News. A replay of the call will be available on the Enbridge website approximately two hours after conclusion of the live event at toll-free 1-800-408-3053. The access code is 3079947. Interested parties outside North America can call in to (country code)-800-7664-7664 or (416) 405-9328.

For further information, contact:

Enbridge Investor Relations
403-231-5957 / 1-800-481-2804

Investor Web Site
www.enbridge.com/investor

Not for distribution to U.S. newswire services or for dissemination in the U.S.

NEWS RELEASE

Enbridge to Monetize Investment in AltaGas Income Trust

CALGARY, Alberta, July 20, 2004 — Enbridge Inc. (“Enbridge”) and AltaGas Income Trust (“AltaGas”) announced today that AltaGas has filed a preliminary prospectus with the securities regulatory authorities throughout Canada in connection with a secondary offering of Trust Units of AltaGas by Enbridge. The offering is being underwritten by a syndicate led by Scotia Capital Inc., CIBC World Markets Inc. and RBC Capital Markets. The offering will be approximately $225 million and is expected to close on or about August 10, 2004. AltaGas will not receive any of the proceeds from the offering.

“The AltaGas investment has been a good investment for Enbridge,” said Patrick D. Daniel, President & Chief Executive Officer of Enbridge. “However, the timing is right to sell part of our AltaGas investment and prudently reinvest the gain, together with our original capital, in other North American energy infrastructure that is more closely aligned with our core businesses.”

David Cornhill, Chairman and Chief Executive Officer of AltaGas said “Since Enbridge made its initial investment in AltaGas five years ago we have tripled our asset base and grown our market capitalization by six times to over one billion dollars. Enbridge has been a good financial investor and received very good returns on their investment. We are supportive of their disposition and are pleased with the opportunity to realize our full growth potential and deliver substantial unitholder value to an expanded unitholder base.”

Enbridge Inc. is a leader in energy delivery in North America. Enbridge owns and operates, in Canada and the U.S., the world’s longest crude oil and liquids pipeline system, and Canada’s largest natural gas distribution company, providing gas to 1.7 million customers in Ontario, Quebec, New Brunswick and New York State. The Company also is involved in international energy projects, and the natural gas transmission and midstream businesses. The Company employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol “ENB”.

AltaGas moves energy from its source to the end user, adding value through the process. Its steadily expanding asset base today includes natural gas gathering and processing facilities, interests in ethane and natural gas liquids extraction plants, and transmission pipelines. AltaGas distributes natural gas to Alberta customers through AltaGas Utilities Inc., to customers in the Northwest Territories through the Ikhil Gas Project and distributes gas in Nova Scotia through its interest in Heritage Gas Limited. The Trust provides energy services to customers, including marketing of natural gas and natural gas liquids and sale of power from its power purchase based arrangements. AltaGas’ Trust Units are listed on the Toronto Stock Exchange under the symbol ALA.UN.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Trust Units in any jurisdiction. The Trust Units offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States of America.

Enbridge contacts:

Investment community Colin Gruending (403) 231-5919 E-mail: colin.gruending@enbridge.com	Media Jim Rennie (403) 231-3931 E-mail: jim.rennie@enbridge.com

AltaGas contacts:

Investment Community Marilyn Pfaefflin (403) 691-7540 marilyn_pfaefflin@altagas.ca	Media Dennis Dawson (403) 691-7534 dennis_dawson@altagas.ca

Not for distribution to U.S. newswire services or for dissemination in the U.S.

NEWS RELEASE

Enbridge realizes gain on sale of AltaGas Trust Units

CALGARY, Alberta, July 21, 2004 — Further to its announcement of July 20 identifying its intent to divest a portion of its investment in AltaGas Income Trust (“AltaGas”), Enbridge Inc. today announced that it has sold 11,650,000 Trust Units of AltaGas representing approximately 64% of Enbridge’s total investment in AltaGas. The Trust Units were sold to a group of Canadian underwriters at a price of $19.75 per unit.

In addition, the underwriters have been granted an over-allotment option to purchase an additional 1,747,500 Trust Units at the issue price of $19.75 per unit at any time up to 30 days after closing of the offering. The sale, excluding the over-allotment, will realize net proceeds to Enbridge of approximately $217 million and will close on or about August 10.

Excluding the over-allotment, net proceeds from the sale of Trusts Units will generate a resulting pre-tax gain of approximately $72 million, which will be recorded in the Company’s third quarter results, and the Company’s remaining interest in AltaGas has decreased from approximately 36% to 13%.

Patrick D. Daniel, President & Chief Executive Officer of Enbridge, said, “The AltaGas investment has been and continues to be a good investment for Enbridge. However, we decided the timing was right to sell part of our AltaGas investment and reinvest the proceeds in other North American energy infrastructure that is more closely aligned with our core businesses — liquids pipelines, gas pipelines and gas distribution. We will continue to monitor our remaining investment in AltaGas.”

The underwriting syndicate was led by Scotia Capital Inc., CIBC World Markets Inc. and RBC Capital Markets, and included BMO Nesbitt Burns Inc., National Bank Financial Inc., TD Securities Inc., Clarus Securities Inc., HSBC Securities (Canada) Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp., HSBC Securities (Canada) Inc. and Peters & Co. Limited.

Enbridge Inc. is a leader in energy delivery in North America. Enbridge owns and operates, in Canada and the U.S., the world’s longest crude oil and liquids pipeline system, and Canada’s largest natural gas distribution company, providing gas to 1.7 million customers in Ontario, Quebec, New Brunswick and New York State. The Company also is involved in international energy projects, and the natural gas transmission and midstream businesses. The Company employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol “ENB”.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Trust Units in any jurisdiction. The Trust Units offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States of America.

When used in this news release, the words “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Enbridge contacts:

Investment community Colin Gruending (403) 231-5919 E-mail: colin.gruending@enbridge.com	Media Jim Rennie (403) 231-3931 E-mail: jim.rennie@enbridge.com

Visit the Enbridge web site at www.enbridge.com

Not for distribution to U.S. newswire services or for dissemination in the U.S.

NEWS RELEASE

Enbridge closes sale of AltaGas Trust Units

CALGARY, Alberta, August 10, 2004 — Enbridge Inc. today announced that it has completed the sale of 11,650,000 Trust Units of AltaGas Income Trust (“AltaGas”) to a group of Canadian underwriters at a price of $19.75 per unit. The sale realized net proceeds to Enbridge of approximately $217 million and generated a pre-tax gain of approximately $72 million, which will be recorded in the Company’s third quarter results. The Company’s interest in AltaGas has decreased from approximately 36% to 13%.

In addition, the underwriters have been granted an over-allotment option to purchase up to an additional 1,747,500 Trust Units at the issue price of $19.75 per unit at any time up to 30 days after closing of the offering.

The underwriting syndicate was led by Scotia Capital Inc., CIBC World Markets Inc. and RBC Capital Markets, and included BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Clarus Securities Inc., FirstEnergy Capital Corp., HSBC Securities (Canada) Inc., National Bank Financial Inc., Peters & Co. Limited and TD Securities Inc.

Enbridge Inc. is a leader in energy delivery in North America. Enbridge owns and operates, in Canada and the U.S., the world’s longest crude oil and liquids pipeline system, and Canada’s largest natural gas distribution company, providing gas to 1.7 million customers in Ontario, Quebec, New Brunswick and New York State. The Company also is involved in international energy projects, and the natural gas transmission and midstream businesses. The Company employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol “ENB”.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Trust Units in any jurisdiction. The Trust Units offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States of America.

Enbridge contacts:

Investment community Colin Gruending (403) 231-5919 E-mail: colin.gruending@enbridge.com	Media Jim Rennie (403) 231-3931 E-mail: jim.rennie@enbridge.com

Not for distribution to U.S. newswire services or for dissemination in the U.S.

NEWS RELEASE

Enbridge closes sale of additional AltaGas Trust Units

CALGARY, Alberta, August 17, 2004 — Enbridge Inc. today announced that it has completed the sale of 1,747,500 Trust Units of AltaGas Income Trust (“AltaGas”) at a price of $19.75 per unit pursuant to the exercise of the over-allotment option granted to a group of Canadian underwriters. Including the sale of 11,650,000 Trust Units of AltaGas that closed on August 10, 2004, Enbridge realized net proceeds of approximately $250 million and generated a pre-tax gain of approximately $83 million, which will be recorded in the Company’s third quarter results. The Company’s interest in AltaGas has decreased from approximately 36% to 9%.

The underwriting syndicate was led by Scotia Capital Inc., CIBC World Markets Inc. and RBC Capital Markets, and included BMO Nesbitt Burns Inc., National Bank Financial Inc., TD Securities Inc., Clarus Securities Inc., HSBC Securities (Canada) Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp. and Peters & Co. Limited.

Enbridge Inc. is a leader in energy delivery in North America. Enbridge owns and operates, in Canada and the U.S., the world’s longest crude oil and liquids pipeline system, and Canada’s largest natural gas distribution company, providing gas to 1.7 million customers in Ontario, Quebec, New Brunswick and New York State. The Company also is involved in international energy projects, and the natural gas transmission and midstream businesses. The Company employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol “ENB”.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Trust Units in any jurisdiction. The Trust Units offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States of America.

Enbridge contacts:

Investment community Colin Gruending (403) 231-5919 E-mail: colin.gruending@enbridge.com	Media Jim Rennie (403) 231-3931 E-mail: jim.rennie@enbridge.com